Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1 – Name and Address of Company

Brookfield Infrastructure Corporation (“BIPC”)

250 Vesey Street

15th Floor

New York, NY

10281

Item 2 – Date of Material Change

October 9, 2024

Item 3 – News Release

A news release announcing the material change referred to in this report was issued through Globe Newswire and filed on the System for Electronic Data Analysis and Retrieval + (“SEDAR+”) on October 9, 2024. A copy of the news release is attached as Schedule “A”.

Item 4 – Summary of Material Change

On October 9, 2024, BIPC, Brookfield Infrastructure Partners L.P. (“BIP”, and collectively with BIPC, “Brookfield Infrastructure”), Brookfield Corporation (“BN”) and 1505109 B.C. Ltd. (the “New Corporation”) entered into an arrangement agreement (the “Arrangement Agreement”) to implement a reorganization (the “Arrangement”) that maintains the benefits of Brookfield Infrastructure’s business structure, while addressing proposed amendments to the Income Tax Act (Canada) that are expected to result in additional costs to BIPC if no action is taken.

The Arrangement is expected to be tax-deferred for the vast majority of investors, including Canadian and U.S. shareholders. Following the Arrangement, BIPC shareholders will continue to own an economically equivalent security that provides the same economic benefits and governance as investing in Brookfield Infrastructure today.

The Arrangement will be implemented pursuant to a court-approved plan of arrangement (the “Plan of Arrangement”) and will require shareholder approval. A management information circular outlining the transaction in detail is expected to be mailed to BIPC shareholders at the end of October, in advance of a special meeting of shareholders (the “Meeting”) to be held virtually on December 3, 2024 at 8:00 a.m. (Eastern time). Shareholders of record as of the close of business on October 21, 2024 will be entitled to vote at the Meeting. Subject to the receipt of court and shareholder approval, and the satisfaction of certain other customary conditions, it is anticipated that the Arrangement will be completed in the fourth quarter of 2024. The New Exchangeable Shares (as defined below) are expected to be listed on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”) under the symbol “BIPC”.

Item 5 – Full Description of Material Change

5.1 – Full Description of Material Change

On October 9, 2024, BIPC, BIP, BN and the New Corporation entered into the Arrangement Agreement to implement the Arrangement. Pursuant to the Arrangement, among other things:

•

holders of class A exchangeable subordinate voting shares of BIPC (“Exchangeable Shares”), other than BN and its subsidiaries, will receive from the New Corporation one class A exchangeable subordinate voting share in the capital of the New Corporation (“New Exchangeable Share”) in exchange for each Exchangeable Share held;

•

the articles of BIPC will be amended to create two new classes of shares: (i) class A.1 exchangeable subordinate voting shares (“Class A.1 Shares”) and (ii) class A.2 exchangeable non-voting shares (“Class A.2 Shares”);

•

the New Corporation will transfer the Exchangeable Shares received from BIPC shareholders (other than BN and its subsidiaries) to BIPC in exchange for Class A.1 Shares and BN and its subsidiaries will transfer its Exchangeable Shares to BIPC in exchange for Class A.2 Shares, in each case on a one for one basis;

•	the New Corporation will acquire one-third of the class B voting shares of BIPC (“Class B Shares”) held by Brookfield Infrastructure Holdings (Canada) Inc. (“Canada Holdco”);

•	the New Corporation will be renamed “Brookfield Infrastructure Corporation”, and BIPC will be renamed “Brookfield Infrastructure Holdings Corporation”; and

•	subject to TSX and NYSE approval, the New Exchangeable Shares will be listed on the TSX and NYSE and trade under the same “BIPC” symbol, and BIPC will be delisted and cease to be a reporting issuer.

The New Exchangeable Shares, the Class A.1 Shares and the Class A.2 Shares will be structured with the intention of providing an economic return equivalent to a limited partnership unit of BIP (a “Unit”). The New Exchangeable Shares will be exchangeable into Units on a one for one basis and will have substantially the same terms as the Exchangeable Shares, including with respect to exchange mechanics, dividend rights, voting rights and rights on liquidation. The Class A.1 Shares will be exchangeable into Units on a one for one basis and the Class A.2 Shares will be exchangeable into New Exchangeable Shares or Units on a one for one basis (subject to the Ownership Cap (as defined below) with respect to New Exchangeable Shares).

BN and its subsidiaries own or exercise control or direction over 13,012,789 Exchangeable Shares, representing approximately 9.9% of the issued and outstanding Exchangeable Shares.

After giving effect to the Arrangement, BN and its subsidiaries are expected to own or exercise control or direction over approximately 13,012,789 Class A.2 Shares representing all of the issued and outstanding Class A.2 Shares (and, subject to the Ownership Cap (as defined below), representing 9.9% of the New Exchangeable Shares on an as exchanged basis). The Class A.2 Shares held by BN and its subsidiaries will be subject to a restriction that limits the exchange by BN and its subsidiaries of Class A.2 Shares such that exchanges by BN and its subsidiaries may not result in BN and its subsidiaries owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of the New Corporation (the “Ownership Cap”).

Canada Holdco currently holds all 2 Class B Shares that are issued and outstanding. Prior to the closing of the Arrangement, Canada Holdco will subscribe for one additional Class B Share. Pursuant to the Arrangement, 1 of the 3 Class B Shares held by Canada Holdco will be transferred to the New Corporation. As a result, the New Corporation, through its ownership and control of all of the issued and outstanding Class A.1 Shares (which as a class will hold an aggregate 25% voting interest in BIPC) and one-third of the Class B Shares (which as a class will hold an aggregate 75% voting interest in BIPC), will hold a 50% voting interest in BIPC. The other 50% interest in BIPC will be held indirectly by BIP through Canada Holdco’s continued ownership of 2 of the 3 Class B Shares.

The New Corporation will be a subsidiary of BIP, and BIPC will continue to be a subsidiary of BIP. The Arrangement will have no impact on the consolidated financial position of BIP.

The Arrangement will not result in any changes to the ownership, control or direction over the 11,117,660 class C non-voting shares of BIPC issued and outstanding, all of which are held by Canada Holdco.

Arrangement Agreement

BIPC, BIP, the New Corporation and BN have entered into the Arrangement Agreement to provide for the terms of the Arrangement and certain customary covenants.

Covenants Regarding the Arrangement

The Arrangement Agreement contains certain customary covenants of the parties that they will, subject to the terms of the Arrangement Agreement, (i) use their respective commercially reasonable efforts to implement the Arrangement, on such date as BIPC may determine, (ii) cooperate with and assist each other party in dealing with transitional and other matters relating to or arising from the Arrangement or the Arrangement Agreement, and (iii) satisfy the conditions precedent to the completion of the Arrangement.

In addition, BIPC has agreed to use commercially reasonable efforts to, prior to the effective date of the Arrangement, prepare and file with all applicable securities commissions or similar securities regulatory authorities all necessary applications to seek any required exemptions from securities legislation. The New Corporation has agreed to use commercially reasonable efforts to, prior to the effective date of the Arrangement, make an application to list the New Exchangeable Shares on the TSX and the NYSE. BN has agreed to enter into the New Rights Agreement (as described below).

Conditions Precedent

Completion of the Arrangement is subject to certain customary conditions precedent, including: (i) approval of the Arrangement by the holders of Exchangeable Shares and Class B Shares; (ii) obtaining of the interim order and the final order of the Supreme Court of British Columbia in respect of the Arrangement; (iii) receipt of all regulatory approvals; (iv) holders of not greater than 5% of the Exchangeable Shares having validly exercised their dissent rights; and (v) conditional approval to list the New Exchangeable Shares on the TSX and the NYSE. The conditions precedent in the Arrangement Agreement may be waived, in whole or in part, in BIPC’s sole discretion.

Amendments

The Arrangement Agreement provides that, subject to the provisions of the interim order and final order of the Supreme Court of British Columbia, the Plan of Arrangement and applicable law, at any time and from time to time before or after the holding of the Meeting but not later than the effective time of the Arrangement: (i) the Arrangement Agreement and the Plan of Arrangement may be amended, modified or supplemented by written agreement of the parties, without further notice to or authorization on the part of the holders of Exchangeable Shares or Class B Shares; and (ii) BIPC may, in its sole discretion, without notice to or approval of the other parties or the holders of Exchangeable Shares or Class B Shares, amend the Arrangement Agreement to the extent our company may reasonably consider such amendment necessary or desirable due to the interim order or the final order of the Supreme Court of British Columbia.

Termination

The Arrangement Agreement may be terminated, at any time before or after the Meeting but prior to the implementation of the Arrangement, unilaterally by BIPC without further notice to or authorization on the part of the holders of Exchangeable Shares or Class B Shares or the other parties.

New Rights Agreement

In the Arrangement Agreement, BN has agreed that on the effective date of the Arrangement it will enter into a new rights agreement (the “New Rights Agreement”) with Wilmington Trust, National Association, as rights agent, pursuant to which BN will agree that, until March 31, 2025, upon an exchange of New Exchangeable Shares, if the New Corporation has not satisfied its obligation under New Corporation’s articles by delivering the unit amount or its cash equivalent amount (each as defined therein) or BIP has not exercised its call right, BN will satisfy, or cause to be satisfied, the obligations pursuant to our articles to exchange such New Exchangeable Shares for the unit amount or its cash equivalent. BN currently intends to satisfy any exchange requests on the New Exchangeable Shares through the delivery of Units rather than cash. The amended and restated master services agreement dated as of February 29, 2024 among BN, BIP and Brookfield Infrastructure L.P., among others, will also be amended to provide that, so long as BN is a party to the New Rights Agreement, BN will have a consent right prior to the issuance by the New Corporation of any New Exchangeable Shares, subject to certain exceptions.

The New Rights Agreement will have substantially the same terms as the rights agreement dated March 31, 2020 between BN and Wilmington Trust, National Association, as rights agent in respect of the Exchangeable Shares. See Item 7.B “Related Party Transactions – Relationship with Brookfield – Rights Agreement” in BIPC’s annual report on Form 20-F for the fiscal year ended December 31, 2023 dated March 18, 2024 for more information. Upon completion of the Arrangement, the existing rights agreement will automatically terminate.

Required Approvals

In order to become effective, (a) the Arrangement must be approved by: (i) not less than 66 2/3% of the votes cast at the Meeting by holders of Exchangeable Shares and holders of Class B Shares, voting together; (ii) not less than 662/3% of the votes cast at the Meeting by holders of Exchangeable Shares, voting separately as a class; and (iii) not less than 66 2/3% of the votes cast at the Meeting by holders of Class B Shares, voting separately as a class.

Completion of the Arrangement is also subject to certain customary conditions, including the approval of the Supreme Court of British Columbia. Subject to obtaining court approval, TSX and NYSE approval, approval of the Arrangement by BIPC shareholders at the Meeting, and the satisfaction or waiver, as applicable, of the other customary conditions, it is anticipated that the Arrangement will be completed in the fourth quarter of 2024.

The foregoing description of the Arrangement and the Arrangement Agreement and related matters is a summary only and does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Arrangement Agreement (including the Plan of Arrangement attached thereto). A copy of the Arrangement Agreement has been filed on BIPC’s profile on SEDAR+ at www.sedarplus.ca.

MI 61-101

BIP and BIPC have been granted exemptive relief from the minority approval and valuation requirements in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) for (i) related party transactions (as defined in MI 61-101) of BIP with BIPC or BIPC’s subsidiary entities (as defined in MI 61-101) and (ii) related party transactions of BIPC with BIP or BIP’s subsidiary entities, in each case subject to certain conditions.

BIP and BIPC have also been granted exemptive relief from the minority approval and valuation requirements in MI 61-101 for related party transactions of BIPC with persons other than BIP or subsidiary entities of BIP, provided that, among other conditions, BIP complies with the minority approval and valuation requirements in MI 61-101 for each such related party transaction of BIPC as though BIP entered into such other related party transaction directly.

BIP has also been granted exemptive relief from the minority approval and valuation requirements in MI 61-101 for any related party transaction of BIP entered into indirectly through Brookfield Infrastructure L.P. or any subsidiary entity of Brookfield Infrastructure L.P. if that transaction would qualify for the transaction size exemptions set out in sections 5.5(a) and 5.7(1)(a) of MI 61-101 if the Exchangeable Shares and the redeemable partnership units of Brookfield Infrastructure L.P. were included in the calculation of BIP’s market capitalization, subject to certain conditions.

The Arrangement constitutes a “related party transaction” of BIPC under MI 61-101 insofar as it results in all of the Exchangeable Shares held by BN and its subsidiaries being exchanged for Class A.2 Shares. In accordance with the exemptive relief described above, BIPC is exempt from the minority approval and valuation requirements in MI 61-101 for such related party transaction, provided that, among other conditions, BIP complies with the minority approval and valuation requirements in MI 61-101 for such related party transaction as though BIP entered into such related party transaction directly. BIP is exempt from the minority approval and valuation requirements in MI 61-101 pursuant to sections 5.5(a) and 5.7(a) of MI 61-101 because neither the fair market value of the subject matter of, nor the fair market value of the consideration for, such related party transaction exceeds 25% of BIP’s market capitalization, calculated in accordance with the exemptive relief obtained by BIP described above.

5.2 – Disclosure for Restructuring Transaction

Not applicable.

Item 6 – Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 – Omitted Information

Not applicable.

Item 8 – Executive Officer

For additional information, please contact Michael Ryan, Corporate Secretary, at + 61 2 9158 5254.

Item 9 – Date of Report

October 11, 2024

Schedule “A”

Please see attached.

Brookfield Infrastructure Announces Reorganization of Brookfield Infrastructure Corporation

BROOKFIELD, NEWS, Oct. 09, 2024 (GLOBE NEWSWIRE) — Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN) (the “Partnership”) and Brookfield Infrastructure Corporation (“BIPC”) (TSX, NYSE: BIPC) today announced their intention to complete a reorganization (the “Arrangement”) that maintains the benefits of Brookfield Infrastructure’s business structure, while addressing proposed amendments to the Income Tax Act (Canada) that are expected to result in additional costs to BIPC if no action is taken.

BIPC was created by the Partnership in 2020 to provide investors with an opportunity to gain access to the Partnership’s globally diversified portfolio of high-quality infrastructure assets through a corporate structure. BIPC provides shareholders with the benefits of broader index inclusion, a differentiated investor base, improved trading liquidity, a simplified tax reporting framework and higher after-tax yield for certain shareholders.

Since the initial listing of BIPC, the market capitalization of Brookfield Infrastructure has grown from $17 billion to $29 billion and the average daily trading volume has doubled. Our investor base has tripled in size and is more diverse, with U.S. and non-Canadian investors now representing over 55% of our investor base.

Following the Arrangement, BIPC shareholders will own an economically equivalent security that provides the same economic benefits and governance of investing in our company today. The Arrangement is also expected to be tax-deferred for the vast majority of investors, including Canadian and U.S. shareholders.

The Arrangement will be implemented pursuant to a court-approved plan of arrangement and will require shareholder approval. A management information circular outlining the transaction in detail is expected to be mailed to BIPC shareholders at the end of October, in advance of a special meeting of shareholders (the “Meeting”) to be held virtually on December 3, 2024 at 8:00 a.m. (Eastern time). Shareholders of record as of the close of business on October 21, 2024 will be entitled to vote at the Meeting. Subject to the receipt of court and shareholder approval, and the satisfaction of certain other customary conditions, it is anticipated that the Arrangement will be completed in the fourth quarter of 2024. The newly issued class A exchangeable subordinate voting shares are expected to be listed on the Toronto Stock Exchange and New York Stock Exchange and will trade under the same “BIPC” symbol.

The BIPC Nominating and Governance Committee unanimously determined that the Arrangement is in the best interests of the corporation and recommended that the BIPC board of directors (the “Board”) approve the Arrangement and recommend that holders of exchangeable shares vote in favour of the Arrangement.

The Board1, on the recommendation of the Nominating and Governance Committee, determined that the Arrangement is in the best interest of BIPC and unanimously resolved to approve the Arrangement and recommend that holders of exchangeable shares vote in favour of the Arrangement. In making its determination, the Board considered, among other factors, the fairness opinion of RBC Dominion Securities Inc. (“RBC”) to the effect that, as of October 9, 2024 and subject to the assumptions, limitations and qualifications described therein, the consideration to be received by Public Holders (as defined in RBC’s fairness opinion) of exchangeable shares pursuant to the Arrangement is fair, from a financial point of view to such shareholders. A copy of the fairness opinion will be included in the management information circular.

Investors in the Partnership will not be impacted by the Arrangement and are not required to approve the Arrangement or take any other action.

Copies of the management information circular, the arrangement agreement, the plan of arrangement and certain related documents will be filed with the applicable Canadian securities regulators and with the United States Securities and Exchange Commission and will be available on SEDAR+ at https://sedarplus.ca and on EDGAR at https://sec.gov.

- ends –

About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at https://bip.brookfield.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with approximately $1 trillion of assets under management. For more information, go to https://brookfield.com.

Contact Information

Media:	Investors:
Simon Maine	Stephen Fukuda
Managing Director	Senior Vice President
Corporate Communications	Corporate Development & Investor Relations
Tel: +44 739 890 9278	Tel: +1 416 956 5129
Email: simon.maine@brookfield.com	Email: stephen.fukuda@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of applicable securities laws. The words, “will”, “intend” and “expect” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this news release include statements regarding the Partnership and BIPC’s beliefs on certain benefits of the Arrangement and the anticipated tax treatment of the proposed transaction for BIPC and its shareholders resident in Canada and the U.S. Factors that could cause actual results, performance, achievements or events to differ from current expectations include, among others, risks and uncertainties related to: obtaining approvals, rulings, court orders, or satisfying other requirements, necessary or desirable to permit or facilitate completion of the Arrangement (including regulatory and shareholder approvals); future factors that may arise making it inadvisable to proceed with, or advisable to delay, all or part of the Arrangement; the potential benefits of the Arrangement; and business cycles, including general economic conditions. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release are described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in each of the Partnership’s and BIPC’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Certain risks and uncertainties specific to the proposed Arrangement will be further described in the management information circular to be mailed to shareholders in advance of the Meeting. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise. All references to “$” or “dollars” are to U.S. dollars.

[1]	Excluding Jeffrey Blidner who, as Vice Chair of Brookfield Corporation, recused himself from voting.